Exhibit (a)(1)

August 16, 2010

Piedmont Recommends Rejection of Below Market Tender Offer by MacKenzie Patterson Fuller, LP

Dear Piedmont Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from MacKenzie Patterson Fuller, LP (“MPF”) with an offer to purchase or “tender” your shares of stock in Piedmont Office Realty Trust, Inc. (“Piedmont”) at a price of $14.50 per share. You should be aware that Piedmont is not in any way affiliated with MPF, and we believe this offer is not in the best interests of our stockholders.

Our Board of Directors has carefully evaluated the terms of MPF’s offer and unanimously recommends that you reject MPF’s offer and not tender your shares.

The Board of Directors’ recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to MPF’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the offer is not in the best interests of our stockholders are as follows:

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the Board of Directors believes that, the $14.50 offer price for the Class A common stock is a below market offer for the Class A common stock, which currently trades on the NYSE and which closed at $17.17 on August 13, 2010;

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the fact that the offer price for the Class B common stock represents a 15.6% discount to the current trading price of the Class A common stock and the Class B common stock will convert into shares of Class A common stock and will become freely tradable with respect to the Class B-2 common stock on November 7, 2010 and with respect to the Class B-3 common stock on January 30, 2011;

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the Board of Directors believes that, given the timing of the offer and the offer price, the offer represents an opportunistic attempt to purchase at a price that is significantly less than Piedmont’s current Class A common stock price and, as a result, deprive its stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont; and

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the fact that MPF will reduce the offer price by the amount of ordinary dividends declared or paid by Piedmont and stockholders who tender shares in the offer will not receive the third quarter $0.315 per common share dividend declared August 10, 2010 by the Board of Directors and payable to shareholders of record on September 15, 2010.

On February 10, 2010, Piedmont’s Class A common stock began trading on the NYSE. Subject to the provisions of Piedmont’s charter, shares of Piedmont’s Class B-1, B-2 and B-3 common stock have converted or will convert automatically into shares of Piedmont’s Class A common stock on a one-for-one basis August 9, 2010, November 7, 2010 and January 30, 2011, respectively. We expect that, upon conversion, the shares will become tradable on the NYSE.

In summary, we believe that you should view MPF as an opportunistic purchaser which is attempting to acquire your shares in order to make a profit and, as a result, deprive you of the potential long-term value of your shares.

Should you have any questions about this tender offer or other matters, please contact the Piedmont Investor Services Agent at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

We appreciate your trust in Piedmont and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MPF.

Sincerely,

/s/ Donald A. Miller, CFA
Donald A. Miller, CFA
Chief Executive Officer
Piedmont Office Realty Trust, Inc.

Enclosure

Disclosures

This correspondence may contain forward-looking statements about Piedmont. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the control of Piedmont, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Piedmont does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont urges you read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.